Exhibit 99.40

FORM 51-102F3
Material Change Report

UNDER NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company
Equinox Gold Corp. (“Equinox Gold” or the “Company”) Suite 730-800 West Pender St, Vancouver, BC V6C 2V6
Item 2.	Date of Material Changes
June 20, 2018
Item 3.	News Release
A news release was disseminated on June 21, 2018, through the facilities of West Corporation’s GlobeNewswire and subsequently filed on SEDAR.
Item 4.	Summary of Material Changes

On June 21, 2018, the Company announced that it had executed an arrangement agreement (the “Agreement”) whereby Equinox Gold will transfer its copper assets to a newly incorporated company named Solaris Copper Inc. (“Solaris Copper”) by way of a plan of arrangement (the “Arrangement”).

Sixty percent of Solaris Copper’s shares will be distributed to Equinox Gold shareholders with the remainder to be held by Equinox Gold. Solaris Copper will not initially be listed on a public stock exchange but will operate as a reporting issuer.

Item 5.	Full Description of Material Changes

On June 21, 2018, Equinox Gold announced the spin-out of copper assets to create Solaris Copper. Solaris Copper will be an exploration-focused copper company which will hold a 100% interest in the resource-bearing Warintza copper-molybdenum project in Ecuador, a 60% interest in the La Verde preliminary economic assessment stage copper-silver-gold project in Mexico, a 100% interest in the Ricardo early-stage copper property in Chile, a property in Guatemala, has negotiated earn-in agreements for two early-stage copper prospects in Peru, and is continuing to evaluate additional properties that fit the portfolio.

Solaris Copper’s day-to-day activities will be managed by Greg Smith as Chief Executive Officer, Kylie Dickson as Chief Financial Officer and Pamela Kinsman as Corporate Secretary, each of whom will also continue with their Equinox Gold responsibilities.

Board Approval

After careful consideration, the Board of Directors has unanimously determined that the Arrangement is fair to shareholders and is in the best interests of the Company. A description of the various factors considered by the Board of Directors in arriving at this determination are provided in the information circular (“Circular”) that will be mailed to shareholders in connection with the annual and special meeting of shareholders (“Meeting”).

Transaction Structure and Timing

The Agreement between Equinox Gold and Solaris Copper will see the copper assets transferred by way of an Arrangement under the Business Corporations Act (British Columbia). Following completion of the Arrangement, Equinox Gold’s shareholders, other than any dissenting shareholders, would be issued shares in Solaris Copper so that collectively they would own 60%, with the remaining 40% interest held by Equinox Gold.

The Arrangement involves, among other things, the distribution of common shares of Solaris Copper (the “Solaris Copper Shares”) to Equinox Gold shareholders such that each shareholder will hold: (i) one new common share of Equinox Gold for each common share of Equinox Gold held on the effective date of the Arrangement; and (ii) one-tenth of a Solaris Copper Share for each common share of Equinox Gold held on the effective date of the Arrangement. Equinox Gold warrants, options and restricted share units will also be adjusted pursuant to the Arrangement as described in more detail in the Circular.

Equinox Gold received an interim order from the Supreme Court of British Columbia authorizing the Company to call the Meeting to approve the Arrangement. Equinox Gold shareholders of record as of June 18, 2018, will be able to vote on the Arrangement at the Meeting to be held on July 26, 2018. To be effective, the Arrangement must be approved by a special resolution passed by at least 66⅔% of the votes cast by Equinox Gold shareholders present in person or represented by proxy at the Meeting, which shareholders are entitled to one vote for each Equinox Gold share held.

After closing of the Arrangement, new Equinox Gold shares and certain of Equinox Gold’s warrants will continue trading on the TSX Venture Exchange in Canada under the symbols EQX and EQX.WT, respectively, and on the OTC Market in the United States under the symbols EQXGF and EQXWF, respectively. Solaris Copper Shares will not be listed on any stock exchange after closing of the Arrangement, but the company will be a reporting issuer and will comply with its continuous disclosure obligations including press releases and financial reporting.

Additional details of the Arrangement are included in the Circular to be mailed to shareholders on or about June 28, 2018.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
Item 7.	Omitted Information
No information has been omitted.
Item 8.	Executive Officer
Susan Toews General Counsel Tel: (604) 558-0560
Item 9.	Date of Report
June 29, 2018